Exhibit 3.1

Amendments to the Company’s Bylaws

Effective March 10, 2021, the first sentence of Article III, Section 1 of the Bylaws of the Company is amended and restated to read as follows:

“The number of directors of the corporation shall be ten (10).”

Effective at the next Annual Meeting of Stockholders, the first sentence of Article III, Section 1 of the Bylaws of the Company is amended and restated to read as follows:

“The number of directors of the corporation shall be eight (8).”